
102P
92M
92N
92O
N
102I
92L
92K
92J
RED
STREAK
PROPERTY
Courtenay
92E
92F
92G
Parksville
Port Alberni
Nanaimo
Burnaby Coquitlam
Surrey
Abbotsford
White Rock
Duncan
92C
92B
Colwood
Victoria
0
48km
Map Center: 125°19' W, 49°35' N

Fig. 1 RED STREAK PROPERTY BC LOCATION MAP


RED STREAK
PROPERTY
N
Nimpkish Lake Park
Robson Bight (Michael Bigg) Ecological Reserve
Claud Elliot Creek Ecological Reserve
Claud Elliot Lake Park
Tahsish-Kwois Park
Lower Tsitika River Park
Mount Derby Ecological Reserve
Cormorant Channel Marine Park
402581
402582
928870
6km

Fig. 2 RED STREAK PROPERTY REGIONAL LOCATION MAP



619
949
380974
508806
539379
917
539385
SMITH COPPER PROPERTY
CBL PROPERTY
873
402581
N
1134
403660
400093
403655
1132
92L 035
30
BC87030
380973
539375
ABANDONED
Abnd.Gr.Pit
92
RED STREAK PROPERTY
369
928870
508808
KINMAN PROPERTY
634
25
26
0
0.7km
Map Center: 126° 53' 26" W, 50° 21' 14" N

Fig. 3 RED STREAK PROPERTY LOCATION MAP


126°55'
126°45'
126°35'
Robson Bight
19
Hwy 19
Nimpkish
Nimpkish Lake
Bonanza
Kokish
Tsitika
Fault
50°25'
NOOMAS
PLUTON
BONANZA
Bonanza Lake
PLUTON
Fault
Fault
Fault
50°20'
RED STREAK
PROPERTY
NIMPKISH
NIMPKISH
BATHOLITH
BATHOLITH
17
52
Hustan Lake
0
5
10
kilometres
Bonanza Group
Late Triassic-Middle Jurassic
'Bonanza volcanics': mafic to intermediate lava flows and volcanic breccias, and minor tuffs
Late Triassic
Parson Bay Formation: volcanic breccias interbedded with fine-grained siliciclastic and calcareous sediments
Parson Bay Formation: impure limestone, shale, mudstone, siltstone, minor sandstone and conglomerate
Volcanic breccia in Parson Bay sedimentary units
Vancouver Group
Late Triassic
Quatsino Formation: micritic to bioclastic limestone
Karmutsen Formation: tholeiitic flows, pillow lava, and breccia
Intra-Karmutsen sediment (limestone/marble)
Intra-Karmutsen sediment (siliciclastic)
Plagioclase-megacrystic Karmutsen lavas
Island Plutonic Suite
Early-Middle Jurassic
Biotite-hornblende granodiorite and tonalite, plus minor quartz diorite and quartz monzodiorite
Agmatite
17
Bedding
Axis of open synform
High-angle fault
Early Norian conodont fauna
Late Carnian conodont fauna
Barren conodont sample
Beaver Cove section (Muller et al., 1974)

Figure 4. Generalized geology of the Nimpkish map area, northern Vancouver Island.

(From BCDM Paper 17, 2006-1)

Fig. 4 NIMPKISH AREA GEOLOGICAL MAP


JURASSIC
Middle
Lower
TRIASSIC
Upper
Callovian
Bathonian
Bajocian
Aalenian
Toarcian
Pliensbachian
Sinemurian
Hettangian
Rhaetian
Norian
Carnian
BONANZA GROUP
VANCOUVER GROUP
'Bonanza volcanics'
Parson Bay Formation
Quatsino Fm
Karmutsen Formation
Angular
199.6 ± 0.6 Ma
203.6 ± 2.0 Ma
216.5 ± 2.0 Ma
228.0 ± 2.0 Ma
RED STREAK SECTION
Subaerial to submarine, basaltic to rhyolitic lavas, breccias, lapilli, crystal and welded tuffs; interbedded siliciclastics and limestone; comagmatic intrusions of the Island Plutonic Suite
Thin to medium-bedded impure limestone mudstone, siltstone, shale and calcareous equivalents; interbedded volcanic breccias, lapilli tuffs, lavas, feldspathic wackes, waterlain volcaniclastic deposits and conglomerate (minor)
Massive to bedded micritic and locally bioclastic limestone
Intravolcanic limestone near top of unit
Basalt flows with minor pillow lava, pillow breccia and tuff
Pillow breccia with well-bedded tuff and breccia in lower part
Pillow basalts
Figure 3. Revised stratigraphic nomenclature for Triassic–Jurassic lithostratigraphic units proposed in this study. The geological time scale is that of Gradstein et al. (2004).
(From BCDM Paper 17, 2006-1)

Fig. 5 RED STREAK AREA STRATIGRAPHIC COLUMN


N
539375
380973
py
x
py
x
x
Zn, Pb, Cu
py
x
928870
x py
92L 036
Red Streak
X
Jasper
x py
R
A
N
508806
634
py
x
py - pyrite
Zn - zinc
Pb - lead
Cu - copper
500 metres
Map Center: 126° 53' 1" W, 50° 20' 12" N

Fig. 6 RED STREAK PROPERTY MAP



Fig. 7 RED STREAK JASPER



Fig 8 LOWER KINMAN CREEK VALLEY